SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	February 4, 2004 at 09.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Board proposals to the Annual General Meeting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board has in its meeting decided to propose the following to the Annual General Meeting to be held in Helsinki on Thursday 18 March 2004.

Matters to be resolved by the AGM pursuant to Article 14 of the Articles of Association of the Company.

A proposal by the Board of Directors to reduce the registered share capital of the Company through the cancellation of shares in the Company held by the same.

The share capital will be reduced by not more than EUR 76 330 000 through the cancellation of not more than 9 100 000 Series A shares held by the Company and not more than 35 800 000 Series R shares held by the Company. The shares proposed to be cancelled have been repurchased by the Company on the basis of its established programme for the repurchase of its own shares. The exact number of the shares of each series to be cancelled will be determined by the AGM.

A proposal by the Board of Directors to authorise the Board of Directors to repurchase shares in the Company.

The Board of Directors would be authorised to use the distributable equity of the Company to repurchase shares in the Company provided that the number of Series A shares and Series R shares to be repurchased shall be proportionate to the total number of issued and existing Series A and Series R shares. Further, the number of repurchased Series A shares shall not be more than five (5) per cent of the total number of Series A shares in the Company at the time of the AGM and the total number of repurchased Series R shares not more than five (5) per cent of the total number of Series R shares in the Company at the time of the AGM. Finally, shares in the Company will not be repurchased by the same if the repurchase would lead to the total accounting par value of the shares in the Company held by the same or its subsidiaries, or of the voting power of such shares after the repurchase, exceeding five (5) per cent of the share capital of the Company or the total voting power of all shares issued by the Company and existing at the time. On the basis of the registered share capital of the Company and the number of shares issued by the same on 3 February 2004, the authorisation would entitle the Company to repurchase approximately 9 000 000 Series A and approximately 34 100 000 Series R shares. The exact maximum number of shares of each series that can be repurchased on the basis of the authorisation will be determined by the AGM.

Shares cannot be repurchased by the Company other than in public trading and at the price prevailing at the time of the repurchase in such public trading.

Shares can be repurchased for the purpose of developing the capital structure of the Company, to be used in the financing of corporate acquisitions and other transactions or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a Shareholders’ Meeting to reduce the share capital of the Company. The Board of Directors shall be authorised to decide on other terms and conditions relating to the repurchase of its own shares. The authorisation shall be valid up to and including 17 March 2005. The authorisation granted by the AGM on 20 March 2003 shall be cancelled at the same time.

A proposal by the Board of Directors to authorise the Board of Directors to dispose of shares in the Company held by the same as follows:

The Board of Directors would be authorised to dispose of Series A and Series R shares in the Company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth under section 3 above with respect to the authorisation to repurchase the Company’s own shares.

It is proposed that the Board of Directors shall be authorised to decide to whom and in which manner the shares in the Company shall be disposed of. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and can also be sold in public trading.

The Board of Directors shall be authorised to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares can be disposed of for other consideration than cash. The Board of Directors shall be authorised to decide on all other terms and conditions of the disposal. The authorisation shall be valid up to and including 17 March 2005. The authorisation granted by the AGM on 20 March 2003 shall be cancelled at the same time.

Board composition and auditors

Shareholders representing more than 50 % of the votes in the Company have confirmed that they will propose to the AGM that of the present members of the Board of Directors, Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, Barbara Kux, Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected to continue in their office and Lee A. Chaden will be elected as a new member until the end of the following AGM. See appendix below for more information.

The above-mentioned shareholders have further confirmed that they will propose to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company until the end of the following AGM.

Dividend

The Board of Directors has decided to propose to the AGM the distribution by the Company of a dividend for the year 2003 in an amount of EUR 0.45 per share. The Board of Directors has determined that the dividend record date is 23 March 2004. The Board of Directors proposes to the AGM that the dividend payment is issued by the Company on 2 April 2004.

For further information on AGM related matters, please contacts:

Jyrki Kurkinen, General Counsel, tel. +358 2046 2127

Johan Feldreich, Deputy General Counsel, tel. +46 23 78 21 32

Appendix

Lee A. Chaden, born 1942, an Executive Vice President of Sara Lee Corporation, a leading global consumer products company based in the United States, has extensive experience of top management positions in marketing and sales. Currently, Mr Chaden leads the corporation’s global marketing and sales practices. Since joining Sara Lee in 1991, when the corporation acquired Playtex, Mr Chaden has held several executive positions within the corporation. He has also held positions at Procter & Gamble and Marketing Corporation of America. His background includes a Bachelor of Science degree in industrial engineering from Purdue University and a Master of Business Administration degree from the University of California, Berkeley.

George W. Mead, born 1927, a member of Stora Enso’s Board since 2000, is not seeking re-election.

For further information, please contact:

Claes Dahlbäck, Chairman, tel. +46 8 614 2013

Jukka Härmälä, CEO, tel. +358 2046 21404

www.storaenso.com

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: February 4, 2004